1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F     ☑                    Form 40-F     ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes     ☐                                No     ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:               .)

TSMC reaches a settlement agreement with UniRAM Technology Inc.
TSMC, Ltd. and TSMC, NA (“TSMC”) reached a settlement agreement with UniRAM Technology Inc. (“UniRAM”) to settle a dispute regarding trade secrets alleged by UniRAM. TSMC appealed after the United States District Court for the Northern District of California made a judgment in favor of UniRAM in May 2008. According to the settlement, the judgment will be vacated and all the trade secrets claims asserted by UniRAM are fully and finally settled.
Both TSMC and UniRAM are pleased that this matter is amicably resolved.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 6, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer